

June 10, 2008

Via Facsimile (212) 688-1158 and U.S. Mail

Jesse Lynn, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

RE: Yahoo! Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2008 by Carl C. Icahn, Keith A. Meister, et. al.
File No. 000-28018

Soliciting Materials filed pursuant to Rule 14a-12
Filed June 4, 6, and 9, 2008 by Carl C. Icahn, Keith A. Meister, et. al.

Dear Mr. Lynn:

We have reviewed the above-referenced filings and have the following comments.

Revised Preliminary Proxy Statement

General

1.   We note that in your June 6, 2008 letter to Roy Bostock, you provide a list of that actions that you intend to take if you are successful in gaining control of Yahoo's board of directors. Please include similar disclosure in your preliminary proxy statement. Also, with respect to the first item of the list, please disclose whether you have an "acceptable alternative" to the referenced severance plans.

Proposal 3

2.   Please revise your disclosure to explain why you intend to vote for this proposal. Also, explain why you intend to vote against proposals 4 and 5.

Cost and Method of Solicitation

3.   Please fill in the blanks in this section.

Annex A

Two Year Summary Table

4. Please disclose the complete date as of which you estimated the indebtedness of High River's margin account.

Soliciting Materials filed pursuant to Rule 14a-12

5. Please provide us with the names of the persons referred to in your response to the fourth bullet point in comment 1 of our May 23 comment letter.

6. We reissue comment 2 from our May 23 comment letter.

7. Refer to comment 4 of our letter dated May 16, 2008 and comment 1 of our letter dated May 23, 2008. Please provide factual support for the following statements:

    - Your opinion that "it will be extremely difficult for Microsoft or other companies to trust, work with and negotiate with" Yahoo in light of its adoption of the new severance plans (June 4, 2008 letter to Bostock);

    - Your assertion that many of Yahoo's shareholders believe that "the only way to salvage Yahoo in the long if not short run is to merge with Microsoft" (June 4, 2008 letter to Bostock);

    - Your assertion that "Microsoft does not believe [Yahoo] will ever sell the entire company on a friendly basis" (June 6, 2008 letter to Bostock); and

    - Your opinion that "most of [the Yahoo board's] so-called 'plans' over the last few years have been failures" (June 9, 2008 letter to Bostock).

8. Refer to the following statement in the June 4 letter: "However, the board conveniently neglected to inform shareholders about the magnitude of the plan it installed which made it practically impossible for Microsoft to stay at the bargaining table." Please confirm that in future references to the issue of Yahoo's disclosure of the severance plans, you will (i) clarify that Yahoo filed a Current Report on Form 8-K disclosing its adoption of the plans and filed the exhibit with its Annual Report on Form 10-K, and (ii) disclose whether the failure to disclose the magnitude of the plans violates applicable law or the company's organizational documents. We note a similar statement in the June 6 letter.

9. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note the following statements in the June 4 letter:

- "Even more deceitful are Yahoo's actions towards its own employees."

- "Even if by some stretch of the imagination the Yahoo board finally determines to do the rational thing."

- "Therefore, the best chance to bring Microsoft and Yahoo together is to replace Yang and the current Yahoo board with a board that will negotiate *in good faith* with Microsoft and in whom Microsoft will have trust to operate the company during the long period between signing and closing." (emphasis added)

- "It is time for you to stop misleading your shareholders with respect to Microsoft."

We also note the following in the June 6 letter:

- Your characterization of the cost of the severance plans as "egregious."

With respect to each statement, please provide us factual foundation. Alternatively, confirm that you will refrain from making similar statements in future solicitation materials.

10. Related to comment 8 above, please confirm that in future references to email correspondence between Yahoo and its compensation advisor regarding the severance plans you will clarify whether Yahoo was legally obligated to disclose that correspondence.

11. With respect to your statements, in the June 6 letter, relating to the effects of the severance plans on a potential Yahoo acquirer and on Yahoo employees, please confirm that you will also clarify that the cost estimates assume every employee of Yahoo would be terminated or resign and that each employee would receive the maximum allowable severance package under the plans.

12. We note your request for Yahoo to "honor your fiduciary duty to your shareholders and rescind this 'poison pill' severance plan." Please explain how the fiduciary duties of a Yahoo director are affected by their adoption or rescission of the severance plans.

13. In your June 6, 2008 letter to Roy Bostock, you state that Yahoo should "publicly offer to sell the company to Microsoft for $34.375 per share." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the company and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $34.375 figure unreasonable.

Other

14.   We note that Mr. Icahn stated, as quoted in a Wall Street Journal article on June 3, 2008, that Yahoo is "completely sabotaging the process [relating to the Microsoft offer] without telling anyone" and that "executives of Microsoft…no longer trust Mr. Yang and won't make a new bid…unless Mr. Yang and the company's board are ousted." Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Thus, please provide us the support for these statements.

15.   Refer to the comment above and the first statement cited. The statement implies that in addressing the offer Yahoo received from Microsoft the board did not fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

                              *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

                                                Sincerely,

                                                Daniel F. Duchovny
                                                Special Counsel
                                                Office of Mergers & Acquisitions